DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, CA 92121-2189
O] 858-677-1476
F] 858-677-1401
March 8, 2010
Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	QUALCOMM Incorporated
Form 10-K for the fiscal year ended September 27, 2009
Filed November 5, 2009

Form 10-Q for the quarterly period ended December 27, 2009
File No. 0-19528
Dear Mr. Spirgel:
On behalf of QUALCOMM Incorporated (“QUALCOMM” or “the Company”), I hereby submit the Company’s responses to the staff’s comment letter of February 23, 2010 (the “Comment Letter”). For ease of review, I have included in italics each of the comments from the Comment Letter followed by QUALCOMM’s response to that comment.
On behalf of Qualcomm, I hereby request pursuant to Rule 83 of the Commission’s Rules of Practice confidential treatment for the redacted portions of this response letter, which are indicated herein as [***]. Please promptly inform me of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
A copy of this request is also being delivered to the Freedom of Information Act Officer of the Commission.
Item 2. Properties, page 35
1.	Please tell us and disclose in your filing how you evaluated the guidance in ASC 410 in determining whether you have a legal retirement obligation associated with the operation of your tangible long-lived assets. We note that you lease space on base station towers and buildings. Do any of these lease agreements include obligations at the end of the lease term to restore facilities or remove equipment?

Mr. Larry Spirgel
March 8, 2010

Response: On a quarterly basis, the Company reviews new and modified lease agreements, including leases associated with base station towers, to determine whether the Company has a legal retirement obligation based on the guidance in ASC 410. The Company also determines whether it has a legal retirement obligation associated with any of its owned tangible long-lived assets.
The vast majority of the Company’s base station tower leases include obligations at the end of the lease term to restore facilities or remove equipment. In addition, certain of the Company’s building leases and tangible long-lived assets have such legal retirement obligations. The Company recognizes a liability and a corresponding asset equal to the fair value of the obligation when it is incurred, and subsequently accounts for the asset and liability in accordance with ASC 410. At September 27, 2009 and September 28, 2008, the liability associated with legal retirement obligations under ASC 410 was $10 million and $8 million, respectively.
On a quarterly basis, the Company assesses whether such legal obligations warrant disclosure in its periodic filings on Form 10-K or Form 10-Q. This assessment is based on the materiality of the liability recorded, the nature of the obligation, the amount the Company estimates it will be obligated to pay in the future and the timing of such payments. Based on its assessment performed in connection with its Form 10-K for the fiscal year ended September 27, 2009, the Company did not believe, and does not currently believe, that disclosure of its legal retirement obligations was warranted as (1) the recorded liability was less than 0.5% of total liabilities, (2) the remediation efforts associated with the legal retirement obligations are not expected to require the Company to exert significant effort or resources, (3) the future settlement amount was less than 0.5% of total cash, cash equivalents and marketable securities and (4) the substantial majority of the settlements are payable after the year 2025. The Company will continue to assess disclosure under the guidance in ASC 410 on a quarterly basis.
Liquidity and Capital Resources, page 55
2.	We note that your capital expenditures decreased by 46% in the 2009 as compared 2008 and your 2008 capital expenditures increased by 71% as compared to 2007. Please tell the nature of the increase in capital expenditures in 2008 and why the 2009 capital expenditures are less than 2007. In addition, revise to disclose if you expect the capital expenditures to continue to decrease or increase in the future and the reasons why.
Response: Capital expenditures in fiscal 2008 included the acquisition of FCC licenses to wireless spectrum in the United States for $558 million. The Company disclosed the following in Note 3 to the financial statements for the fiscal year ended September 28, 2008:
“The increase in wireless licenses from September 30, 2007 [$262 million] to September 28, 2008 [$849 million] was primarily the result of the Company’s acquisition during the year of 700 MHz spectrum in the United States primarily for its MediaFLO USA business.”

Mr. Larry Spirgel
March 8, 2010

The decrease in capital expenditures in fiscal 2009 as compared to fiscal 2007 of $57 million was comprised of a $34 million reduction in purchases of property, plant and equipment and a $23 million reduction in the purchases of intangible assets. The reduction in purchases of property, plant and equipment is primarily due to the purchase of various land and buildings, along with performing building improvements, in fiscal 2007, partially offset by increased purchases of machinery and equipment in fiscal 2009, which was primarily related to the build-out of a manufacturing facility related to the Company’s QMT division. Capital expenditures incurred by the Company in connection with land, buildings and certain machinery and equipment and intangible assets vary year to year.
The Company will disclose the requested information in its Form 10-Q for the fiscal quarter ended March 28, 2010 and in future filings when applicable. The following is a sample of the proposed future disclosure (in italics) using the information in the 10-Q for the fiscal quarter ended December 27, 2009 as an example:
“We believe our current cash and cash equivalents, marketable securities and our expected cash flow generated from operations will provide us with flexibility and satisfy our working and other capital requirements over the next fiscal year and beyond based on our current business plans...Capital expenditures were $88 million in the first quarter of fiscal 2010 and $761 million in fiscal 2009. We anticipate that capital expenditures in fiscal 2010 will decrease from fiscal 2009 levels as fiscal 2009 capital expenditures included amounts for the build-out of a manufacturing facility related to the Company’s QMT division, however future capital expenditures may be impacted by transactions that are currently not forecasted.”
Note 1. Goodwill and Other Intangible Assets, page F-10
3.	Please tell us why the weighted-average amortization period for the wireless licenses decreased to 5 years in the current year from 15 years in 2008.
Response: At the end of fiscal 2008, the Company had two wireless licenses with finite lives, one with a fifteen-year life, which constituted the vast majority of the gross book value at that date, and one with a five-year life. During the fourth quarter of fiscal 2009, the wireless license with a fifteen-year life was transferred from other intangible assets to other assets (noncurrent) as it met the held-for-sale criteria as detailed in ASC 360-10-45. Such wireless license was not separately disclosed in the balance sheet or notes to the financial statements in the 10-K for the fiscal year ended September 27, 2009 as the net book value was less than 0.5% of total assets and less than 0.6% of noncurrent assets. As a result, the only finite-lived wireless license included in other intangible assets at the end of fiscal 2009 had a five-year life.
Note 10. Segment Information, page F-28
4.	We note that $255 million of goodwill was allocated to reporting units within your Qualcomm Wireless & Internet segment. We further note your declines in revenue and your near break-even EBT over the last three years within this segment. Please explain in detail why you recorded no impairment charge in this segment. Identify your reporting

Mr. Larry Spirgel
March 8, 2010

units within this segment, the amount of goodwill allocated to each reporting unit and the methodology you used to test each reporting unit including the assumptions utilized.
Response: The Qualcomm Wireless & Internet (QWI) segment is comprised of the following reporting units: Qualcomm Internet Services (QIS), Qualcomm Government Technologies (QGOV), Qualcomm Enterprise Services (QES) and Firethorn. Goodwill was allocated to these reporting units at September 27, 2009 as follows (in millions):

QIS	$79
QES	22
Firethorn	154

$255

In applying the first step of the goodwill impairment test under ASC 350 to identify potential impairment, the Company compared the estimated fair values of the QIS, QES and Firethorn reporting units to their carrying amounts, including goodwill. Quoted market prices for sales transactions were not available. Therefore, the Company estimated the fair values of the reporting units using an income approach. The reporting units’ projected revenues and operating expenses and changes in working capital were used in determining the projected cash flows based, in part, on the Company’s current strategic plan. The Company’s strategic plan is prepared on an annual basis during the third and fourth fiscal quarters and presented by senior management to the Company’s Board of Directors for strategic decision making and planning purposes and has been used consistently in estimating the fair value of the Company’s reporting units for purposes of the annual goodwill impairment test. The discounted cash flows and other analyses performed for each reporting unit are detailed below. The Company also considers market comparables, where appropriate, to corroborate the results of the income approach and performs a reconciliation between the sum of the estimated fair values of the reporting units and the estimated fair value of the Company as a whole based on its market capitalization.
Based on the Company’s assessments, the estimated fair values of the QIS, QES and Firethorn reporting units significantly exceeded their carrying values at the most recent assessment date, which was July 26, 2009 for purposes of the fiscal 2009 annual assessment. Accordingly, each of the reporting units passed step 1 of the goodwill impairment analysis, as follows (in millions):

	QIS	QES	Firethorn
Fair value	[***]	[***]	[***]
Carrying value	123	91	192

Difference	[***]	[***]	[***]

Step 1 result	Pass	Pass	Pass
As a result, no impairment of the goodwill allocated to the Company’s reporting units existed, and the Company was not required to perform the second step of the impairment analysis.
Qualcomm Internet Services (QIS)

Mr. Larry Spirgel
March 8, 2010

The QIS reporting unit offers software products and content enablement services to mobile operators. The Company applied the income approach in estimating the fair value of the QIS reporting unit using cash flow estimates based on QIS’s financial projections. QIS’s revenues and earnings before tax for the last three fiscal years were as follows:

	2009	2008	2007
Revenues	$229	$299	$272
Earnings before tax	[***]	[***]	[***]
The decrease in QIS’s revenues from 2008 to 2009 was primarily attributable to a $45 million decrease in QChat revenues resulting from decreased development efforts under the licensing agreement with Sprint and a $30 million decrease in BREW revenues due to the impact of the slowdown in global economies and competitive pricing pressures. However, QIS’s financial projections for 2010 through 2014 reflect future business opportunities from certain international wireless operators, which the Company estimates will more than offset the declining revenues from its existing customers. In 2009, QIS announced the Plaza suite of products, which builds on its earlier products, addresses a larger base of potential customers and is expected to contribute significantly to QIS’s revenue by fiscal 2014.
The following inputs were applied to the projected cash flows, resulting in an estimated fair value ranging from [***] to [***]:

Discount rate	[***] % - [**]%
Terminal value multiple	15x
Tax rate	40%
Qualcomm Enterprise Solutions (QES)
The QES reporting unit provides equipment, software and services to enable trucking companies to wirelessly connect with their assets and workforce. In estimating the fair value of the QES reporting unit, the Company primarily used the income approach using cash flow estimates based on financial projections for QES’s ongoing operations, but also used the value of certain assets contributed to a venture with Verizon related to machine-to-machine wireless services in August 2009. QES’s revenues and earnings before tax for the last three fiscal years were as follows:

	2009	2008	2007
Revenues	$344	$423	$501
Earnings before tax	[***]	[***]	[***]
The decrease in QES’s revenues from 2008 to 2009 was primarily attributable to a $50 million decrease in revenues from hardware product sales and a $21 million decrease in messaging revenue. Historically, hardware sales have been largely gross margin neutral. Therefore,

Mr. Larry Spirgel
March 8, 2010

weakness in hardware unit sales has not had a meaningful effect on earnings before tax. Over the last two fiscal years, the QES reporting unit has been negatively affected by the economic downturn. However, QES’s financial projections anticipate an increase in revenues from 2010 through 2014, mainly due to the launch of new products and the forecasted economic recovery. In 2010, QES expects to launch the Mobile Computing Platform (MCP) 100 and 200 Series of products that target high and mid-tier long haul trucking customers. These products are expected to contribute significantly to QES’s revenues by fiscal 2014.
The following inputs were applied to the projected cash flows:

Discount rate	[***]	%
Terminal value multiple	9-11	x
Tax rate	40%
The results of the income approach and the estimated fair value of the assets contributed to the venture with Verizon resulted in an estimated fair value ranging from [***] to [***].
Firethorn
The Company acquired the Firethorn business during the first quarter of fiscal 2008 for total cash consideration of $198 million to leverage Firethorn’s leading mobile banking platform in enabling other mobile wallet services that the Company was developing internally.
The Company applied the income approach in estimating the fair value of the Firethorn reporting unit using cash flow estimates based on Firethorn’s 2010 through 2019 financial projections. Firethorn’s revenues and earnings before tax since the date of acquisition were as follows:

	2009	2008
Revenues	$3	$(2)
Loss before tax	[***]	[***]
Firethorn’s mobile banking platform currently integrates banking, bill payment and account aggregation for use on wireless devices. Firethorn sells these services to banks and wireless carriers who in turn market these services to their customers. Since acquisition, Firethorn has grown its mobile banking subscriber base by over [***] users and increased the number of banking partners from [***] to [***]. Firethorn has also expanded its mobile banking technology to support multiple platforms, such as the Apple iPhone, iPod Touch, RIM Blackberry, Android and Windows Mobile devices.
Going forward, Firethorn is developing its mobile commerce platform to enable future wallet services, such as coupons, advertising and transactions (including the sale, redemption, balance check and exchange of digital gift cards and stored value cards). These products and services will be marketed directly to the consumer. Firethorn’s plans for direct-to-consumer services were

Mr. Larry Spirgel
March 8, 2010

announced at the CES tradeshow in January 2010 and two retailers have signed agreements to use Firethorn’s platform to extend their gift card programs.
The estimated fair value of the Firethorn reporting unit is driven by the general trends in smartphone application usage and forecasts regarding user adoption, transactions per user and revenue per transaction. These forecasts are based on market studies, where available, and management estimates. As an example, the U.S. physical gift card market in 2010, which Firethorn is targeting for its digital gift card products and services, is estimated to be $100 billion, with transaction fees approaching $10 billion per year. Firethorn is targeting a [***]% market share in gift cards by 2019, with steadily increasing revenues per transaction due to increased functionality, higher gift card values and pricing power.
The following inputs were applied to the projected cash flows, resulting in an estimated fair value of [***]:

Discount rate	[***]	%
Terminal value multiple	12	x
Tax rate	40%
The Company will continue to monitor for events or changes in circumstances that trigger the need for an updated assessment of goodwill under ASC 350.
Acknowledgement
As requested in the Comment Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I believe that this response addresses the comments raised by the staff. If you have any questions, please contact me at (858) 677-1476.
Sincerely,
DLA Piper LLP (US)

By:	/s/ Cameron Jay Rains
Cameron Jay Rains
Admitted to practice in California